
07001714

UNITEDSTATES
RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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.IUAL AUDITED REPORT
FORM X-17A-5
PART III

OM

SEC FILE NUMBER
8- 27752


RECEIVED
PROCESSING
185
SECTION
D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/01/2006 (MM/DD/YY) AND ENDING 5/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EAGLE EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 CRAIN HIGHWAY, S.W.
(No. and Street)

GLEN BURNIE (City) MD (State) 21061-3645 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOAN M. SMITH 410-760-6098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KORWEK & COMPANY, P.A. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

1113 ODENTON ROAD (Address) ODENTON (City) MD (State) 21113-1606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOAN M. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAGLE EQUITIES, INC., as of MAY 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (XXXX). Operations.
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Exemption claimed for computation of Reserve Requirements pursuant to Rule 15c3-3. Eagle Equities, Inc.. is a $5,000 BD doing business in mutual funds and annuities by application only.

EAGLE EQUITIES, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

MAY 31, 2007 AND 2006

CONTENTS

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITORS' REPORT

Board of Directors
Eagle Equities, Inc.

We have audited the accompanying statements of financial condition of Eagle Equities, Inc. as of May 31, 2007 and 2006 and the related statements of operations, stockholders' equity and other comprehensive income, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Equities, Inc. as of May 31, 2007 and 2006 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KORWEK & COMPANY, PA

July 17, 2007

EAGLE EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
MAY 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 43,912	$ 36,973
Commissions receivable	4,756	1,827
Marketable securities	67,103	61,774
Prepaid tax deposits	-	-
Prepaid insurance and expenses	4,175	4,175
Total current assets	119,946	104,749
PROPERTY AND EQUIPMENT, net	20,916	16,325
OTHER ASSETS	-	-
	$ 140,862	$ 121,074

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$ 17,616	$ 13,246
Income taxes payable	3,286	2,023
Total current liabilities	20,902	15,269
DEFERRED INCOME TAXES	6,336	3,546
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Capital stock, $10 stated value, authorized 5,000 shares; issued and outstanding, 100 shares	1,000	1,000
Additional paid-in capital	31,018	31,018
Retained earnings	81,606	70,241
	113,624	102,259
	$ 140,862	$ 121,074

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2007 AND 2006

	2007	**2006**
REVENUE		
Commissions	$ -	$ -
Revenue from sale of investment company shares	492,905	477,966
Market gain on firm securities investment accounts	3,699	717
Other revenue	3,521	(1,145)
Total revenue	500,125	477,538
EXPENSES		
Salaries and other employment costs voting stockholder officers	160,560	166,539
Commissions registered representatives	104,781	117,980
Other compensation and benefits	88,853	68,515
Interest expense	-	-
Regulatory fees and expenses	1,499	2,325
Other expenses	126,917	122,295
Total expenses	482,610	477,654
Net income (loss) before income taxes	17,515	(116)
Provision for income taxes		
Federal	4,100	1,800
State	2,050	900
	6,150	2,700
NET INCOME (LOSS)	$ 11,365	$ (2,816)

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED MAY 31, 2007 AND 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS EQUITY
Balance at June 1, 2005	$ 1,000	$ 31,018	$ 73,057	$ 105,075
Net loss from Operations	-	-	(2,816)	(2,816)
Return of Capital	-	-	-	-
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2006	1,000	31,018	70,241	102,259
Net income from Operations	-	-	11,365	11,365
Return of Capital	-	-	-	-
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2007	$ 1,000	$ 31,018	$ 81,606	$ 113,624

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2007 AND 2006

	2007	2006
CASH FROM OPERATING ACTIVITIES		
Net income (loss)	$ 11,365	$ (2,816)
Adjustments to reconcile net income (loss) to net cash		
Depreciation and amortization	5,032	3,954
Market loss (gain) on investment securities	(3,699)	(717)
Deferred income taxes	2,790	676
Changes in assets and liabilities:		
(Increase) decrease:		
Commissions receivable	(2,929)	12,191
Prepaid taxes	-	-
Increase (decrease):		
Income taxes payable	1,263	36
Accounts payable and other accrued liabilities	4,370	4,127
Cash provided by operating activities	18,192	17,451
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Acquisition of property and equipment	9,623	9,892
Purchase of investments	1,630	26,487
Cash used for investing activities	11,253	36,379
CASH FROM FINANCING ACTIVITIES		
Return of Capital	-	-
Cash used for financing activities	-	-
INCREASE (DECREASE) IN CASH	6,939	(18,928)
CASH, BEGINNING OF YEAR	36,973	55,901
CASH, END OF YEAR	$ 43,912	$ 36,973

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Income taxes	$ 2,097	$ -
Interest	$ -	$ -

The accompanying notes are an intergral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED MAY 31, 2007 AND 2006

	2007	2006
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an intergral part of these financial statements.

EAGLE EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2007 AND 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer specializing in mutual funds, deferred investments, and related insurance products. The Company was incorporated in Maryland and started operations in July 1981. The Company is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD)

Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Cash and Cash Equivalents - The Company considers investments in money market accounts and certificates of deposit purchased with maturities of three months or less to be cash equivalents.

2. Marketable Securities - Marketable securities are investments in mutual funds, which are considered available for sale and thus valued at fair market value.

3. Depreciation and Amortization - Depreciation is computed on a straight-line basis using the estimated useful service lives of the depreciable property for financial statements and accelerated methods for income tax reporting. Leasehold improvements are amortized on a straight-line basis over the estimated service lives of the improvements.

4. Revenue Recognition - Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a customer cancel their purchase of an annuity or life insurance product during the first year of the contract. Such charge backs are recognized when incurred. Commissions subsequently deemed uncollectible are written off using the direct write-off method.

5. Earnings per share - Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The (loss) or income per share amounted to $113.65 and ($28.16) for the years ended May 31, 2007 and 2006, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Advertising costs – Advertising costs are expensed as incurred. Advertising expenses for the years ended May 31, 2007 and 2006 were $10,731 and $3,268, respectively.

7. Income taxes – The Company accounts for income taxes in accordance with FASB Statement 109 "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. The deferred tax liabilities are calculated on the difference between the financial statements (accrual basis) and tax returns (cash basis), using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income.

8. Comprehensive Income – The marketable securities are classified as available for sale, thus unrealized gains and losses should be reported as other comprehensive income. The Company has chosen to report these unrealized gains and losses in the Statements of Operations as Market Gain or Loss on Firm Investment Securities. The amounts as stated are $3,699 and $717 in 2007 and 2006, respectively. This deviation from Generally Accepted Accounting Principals is insignificant and there is no effect on Stockholders' Equity.

9. Fair value of financial instruments – SFAS No 107 "Disclosures about Fair Value of Financial Instruments" requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value.

NOTE B - COMMISSIONS RECEIVABLE

Management believes that the Company's commissions receivable are collectible at May 31, 2007 and 2006, and accordingly, no allowance for doubtful receivables is required.

NOTE C - MARKETABLE SECURITIES

The cost, carrying value and approximate market value of available for sale marketable securities as of May 31, 2007 and 2006 are as follows:

	2007	2006
Marketable securities, at cost	$ 63,431	$ 61,801
Valuation allowance	3,672	(27)
Market and carrying value	$ 67,103	$ 61,774

NOTE D - PROPERTY AND EQUIPMENT

Major classifications of property and equipment and the related accumulated depreciation are as follows:

	2007	2006
Furnitue, Fixtures & equipment	$ 99,534	$ 97,265
Leasehold improvements	24,866	17,512
	124,400	114,777
Less: Accumulated depreciation	103,484	98,452
	$ 20,916	$ 16,325

Depreciation and amortization expense for the years ended May 31, 2007 and 2006 amounted to $5,032 and $ 3,954, respectively.

NOTE E - INCOME TAXES

The Company's provision for income taxes for the years ended May 31, 2007 and 2006 consist of the following:

	2007	2006
Federal income taxes	$ 4,100	$ 1,800
State income taxes	2,050	900
	$ 6,150	$ 2,700
Currently payable	$ 3,286	$ 2,023
Deferred provision	2,864	677
	$ 6,150	$ 2,700

The differences between the tax provision and the expected Federal Tax Rate of 15% and the expected state tax rate of 7% are caused primarily by nondeductible officer's life insurance expense of $13,095 and $10,021 and non-taxable municipal interest of $1,630 and $1,486 in 2007 and 2006, respectively.

Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 22%. At May 31, 2007 and 2006, the primary cumulative sources of the differences are: tax depreciation in excess of book depreciation in the amounts of $20,644 and $15,791; book revenue in excess of tax revenue in the amounts of $ 12,504 and $1,825 and non deducted capital loss carryforwards on securities sold in the amounts of $20,156, which expire in .

NOTE F - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company maintains a simplified employee pension (SEP) plan, which excludes officers of the Company. The Plan establishes individual retirement trust accounts for eligible employees into which the Company makes contributions. Annual contributions for the years ended May 31, 2007 and 2006 were $3,600 and $5,100.

NOTE G - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended May 31, 2007 and 2006.

NOTE H - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At May 31, 2007 and 2006, the Company had net capital of $81,347 and $74,830, which were $76,347 and $69,830 in excess of its required net capital of $5,000.

NOTE J - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officers and shareholders of the Company are also principals in various other entities, exercising common control, which could affect the operating results or financial position of the Company significantly different than those that would have been obtained if the Company was autonomous. These related parties charge management fees to the Company for services rendered. The management fees were approximately 8.2% and 7.6% of the total revenues in 2007 and 2006, respectively.

The officers and shareholders of Eagle Equities, Inc. are 50% owners of the building, which is approximately 50% occupied by the Company. Rents were $5,582 and $5,582 during 2007 and 2006, respectively. There is no formal lease and the Company operates under a verbal month-to-month agreement. Property and equipment of the Company are shared with the related parties and no fees are charged.

SUPPLEMENTAL INFORMATION

EAGLE EQUITIES, INC.
ADJUSTMENT OF STOCKHOLDERS' EQUITY
MAY 31, 2007 AND 2006

	2007	2006
Stockholders' equity from statement of financial condition	$ 113,624	$ 102,259
Excess of market value over cost on short-term marketable securities	3,672	-
Adusted stockholders' equity	$ 109,952	$ 102,259

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE
WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2007 AND 2006

	2007	2006
NET CAPITAL		
Adjusted stockholders' equity	$ 113,624	$ 102,259
Additions to net capital	-	-
Deduct stockholders' equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	113,624	102,259
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	113,624	102,259
Deductions and/or charges		
Non-allowable assets		
Petty cash	70	(346)
Commissions and accounts receivable	(106)	(118)
Prepaid insurance and expenses	(4,175)	(4,175)
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	(20,916)	(16,325)
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	88,497	81,295
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	(7,150)	(6,465)
Undue concentrations	-	-
Other	-	-
Net Capital	$ 81,347	$ 74,830
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirements	76,347	69,830
	$ 81,347	$ 74,830
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 27,238	$ 18,815
Less adjustments		
Secured notes payable	-	-
Deferred taxes	(6,336)	(3,546)
Net Aggregate Indebtedness	$ 20,902	$ 15,269
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	25.69%	20.40%

EAGLE EQUITIES, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
May 31, 2007

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	3,699	3,699	-
Revenue from the sale of investment company shares	492,905	492,905	-
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	3,521	3,521	-
Total revenue	500,125	500,125	-
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	265,342	160,560	104,782
Other compensation and benefits	88,851	193,634	(104,783)
Interest expense	-	-	-
Regulatory fees and expenses	1,499	1,499	-
Other expenses (including state income tax)	128,967	128,967	-
Total expenses	484,659	484,660	(1)
Net income before provision for federal income taxes	15,466	15,465	1
Provision for federal income taxes	4,100	4,100	-
NET INCOME	$ 11,366	$ 11,365	$ 1

EAGLE EQUITIES, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
May 31, 2007

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 81,347
Increases		
Decrease income taxes payable		
Decrease prepaid tax deposits	-	
		-
Decreases		
Increase Federal income tax provision currently payable	-	
Increase State income tax provision currently payable	-	
Decrease in deferred income taxes payable		
	-	
		-
Net capital per supplemental schedule in audited financial statement (page 16) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 81,347

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Eagle Equities, Inc.

We have examined the financial statements of Eagle Equities, Inc. for the year ended May 31, 2007, and have issued our report thereon dated July 17, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a5 (g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Eagle Equities, Inc. that we considered relevant to objectives stated in rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of an internal accounting control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Eagle Equities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, the State of Maryland and other states' securities regulators and should not be used for any other purpose.

KORWEK & COMPANY, PA

July 17, 2007

END